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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          TECHNEST HOLDINGS, INC. f/k/a
                            FINANCIAL INTRANET, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    878379106
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                                 (CUSIP Number)

                                  July 16, 2001
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_| Rule 13d-1(b)
           |X| Rule 13d-1(c)
           |_| Rule 13d-1(d)

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CUSIP No. 878379106                    13G/A
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         THE REARDEN TRUST
         58-6409375
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|
                                                                         (b) |_|
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        ISLE OF MAN

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                   5.      SOLE VOTING POWER

                             2,375,685 (See Note A)
                   -------------------------------------------------------------
                   6.      SHARED VOTING POWER

     NUMBER OF             N/A
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    7.      SOLE DISPOSITIVE POWER
     OWNED BY
       EACH                2,375,685  (See Note A)
     REPORTING     -------------------------------------------------------------
      PERSON       8.      SHARED DISPOSITIVE POWER
       WITH
                           N/A
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 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,375,685  (See Note A)
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.6%  (See Note A)
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12.     TYPE OF REPORTING PERSON*

        OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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ITEM 1  (a)     NAME OF ISSUER

                Technest Holdings, Inc. f/k/a
                FINANCIAL INTRANET, INC.

        (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                One Capital City Plaza,
                3350 Peachtree Road, Suite 1050
                Atlanta, Georgia 30326

ITEM 2  (a)     NAME OF PERSON FILING

                THE REARDEN TRUST

        (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                City Trust
                3rd Floor, Murdoch House
                South Quay
                Douglas, Isle of Man  IM1 5AS

        (c)     CITIZENSHIP

                Isle of Man


        (d)     TITLE OF CLASS OF SECURITIES

                Common Stock, $.001 par value

        (e)     CUSIP NUMBER

                878379106

ITEM 3  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a)     |_| Broker or dealer registered under section 15 of the Act

        (b)     |_| Bank as defined in section 3(a)(6) of the Act

        (c)     |_| Insurance company as defined in section 3(a)(19) of the Act

        (d)     |_| Investment company registered under section 8 of the
                    Investment Company Act of 1940

        (e)     |_| An investment adviser in accordance with Rule
                    13d-(b)(1)(ii)(E)

        (f)     |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F)

        (g)     |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G)

        (h)     |_| A savings association as defined in section 3(b) of the
                    Federal Deposit Insurance Act

        (i)     |_| A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment Company Act of 1940

        (j)     |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

        If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4  OWNERSHIP

        (a)     Amount beneficially owned:

                2,375,685    (See Note A)

        (b)     Percent of class:

                6.6% (see Note A)

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote:

                        2,375,685    (See Note A)

                (ii)    Shared power to vote or to direct the vote: N/A

                (iii)   Sole power to dispose or to direct the disposition of:

                        2,375,685    (See Note A)

                (iv)    Shared power to dispose or to direct the disposition of:
                        N/A



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ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          August 8, 2001
                                          --------------------------------------
                                          (Date)



                                          /s/ The Rearden Trust
                                              Andrew Thomas, Trustee
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                                          (Signature)




                                     NOTE A

        Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc. ("Technest"), Financial Intranet, Inc. ("Issuer"), and the Stockholders (the "Agreement"), shares of common stock of Technest, held by the Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 710,735 shares of the Issuer's common stock at the initial closing and 1,664,950 shares of common stock at the second closing, equating to approximately 6.6% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the Agreement).

        The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.


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